UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Airgas, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

009363102

(CUSIP Number)

Fabienne Lecorvaisier

L’Air Liquide, S.A.

75 quai d’Orsay

75321 Paris Cedex 07

France

Telephone: +33 1 40 62 55 55

Facsimile: +33 1 40 62 54 77

With a copy to

William A. Groll, Esq.

Glenn P. McGrory, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L’Air Liquide, S.A. (I.R.S. Identification No. 98-0377805)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 100 shares of common stock of the Surviving Company (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 100 shares of common stock of the Surviving Company (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares of common stock of the Surviving Company (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on November 25, 2015 as amended and restated by Amendment No. 1 filed on December 21, 2015 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, this “Schedule 13D”) by the Reporting Person with respect to the Common Stock of the Issuer.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby deleted in its entirety.

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following immediately prior to the last paragraph of Item 4:

“On February 23, 2016, a special meeting of the stockholders of the Issuer was held at the Philadelphia Marriott West, 111 Crawford Avenue, West Conshohocken, Pennsylvania 19428 (the “Special Meeting”). At the Special Meeting, the stockholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

On May 23, 2016, the Issuer and Merger Sub filed a Certificate of Merger with the Secretary of State for the State of Delaware, pursuant to which the Merger became effective on May 23, 2016, with the Issuer surviving the Merger as the Surviving Company and an indirect wholly owned subsidiary of the Reporting Person. As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on May 23, 2016.

Pursuant to the Merger Agreement, upon the Effective Time, the following directors of Merger Sub became directors of the Surviving Company: Pierre Dufour, Michael J. Graff, Jerome Pelletan, and François Darchis. In addition, immediately following the Effective Time, Michael L. Molinini was re-appointed to the board of directors of the Surviving Company.

Following the Effective Time, the officers of the Surviving Company are as follows: Pierre Dufour (Chairman of the Board), Michael J. Graff (Vice Chairman of the Board), Michael L. Molinini (Interim Chief Executive Officer), Robert M. McLaughlin (Senior Vice President and Chief Financial Officer), Andrew R. Cichocki (Chief Operating Officer), Robert A. Dougherty (Senior Vice President and Chief Information Officer), Robert H. Young, Jr. (Senior Vice President, General Counsel and Secretary), Thomas M. Smyth (Vice President, Controller), James E. Cook (Vice President, Tax), Joseph C. Sullivan (Vice President, Treasurer) and Kevin M. Feeney (Assistant Secretary).

At the Effective Time, the Surviving Company’s certificate of incorporation, as in effect immediately prior to the Effective Time and subject to the requirements set forth in the Merger Agreement, was amended and restated in its entirety. In addition, at the Effective Time, the Surviving Company’s bylaws, as in effect immediately prior to the Effective Time and subject to the requirements set forth in the Merger Agreement, were amended and restated in their entirety.

Also upon consummation of the Merger, the shares of Common Stock ceased to be listed on the New York Stock Exchange and became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. The Reporting Person will cause them to be deregistered.”

 Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (e) of the Original Schedule 13D are hereby amended and replaced in their entirety as set forth below:

(a) and (e)   As a result of the Merger, all of the Common Stock issued and outstanding prior to the effective time of the Merger was canceled and converted into the right to receive cash pursuant to the terms of the Merger Agreement. Each share of common stock, par value of $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger became one share of common stock, par value $0.01 per share of the Surviving Company, all of which are indirectly beneficially owned by the Reporting Person.

(b)   All of the issued and outstanding shares of common stock of the Surviving Company are indirectly beneficially owned by the Reporting Person.

See the description set forth in Item 4 of this statement, which is incorporated herein by reference.

Item 6.

Item 6 of the Original Schedule 13D is amended and supplemented by adding the following after the last paragraph of Item 6:

“As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on May 23, 2016.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 23, 2016

L’AIR LIQUIDE, S.A.

By:	/s/ Fabienne Lecorvaisier
Name: Fabienne Lecorvaisier
Title: Authorized Signatory